Filed by The J. M. Smucker Company

Commission File No. 333-114216

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: International Multifoods Corporation

Commission File No. 001-06699

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934.

The J.M. Smucker Company

Inter-Office Correspondence

Orrville, Ohio

To: Multifoods Stock Option Holders	From: Ann Harlan
Date: June 4, 2004

Subject: Adjustments to outstanding stock option awards due to merger

In connection with the closing of the merger of International Multifoods Corporation into a wholly-owned subsidiary of The J. M. Smucker Company, adjustments will be made to the outstanding Multifoods stock options. The purpose of this memo is to outline the manner in which those adjustments will be made. The exact details of how your particular options have been adjusted will be provided after the closing is completed.

As you know, for each share of Multifoods stock held at closing of the merger, Multifoods stockholders will receive: (i) $5 in cash without interest and (ii) the number of Smucker common shares that is equal to $20 in value based on the average closing price of Smucker common shares for the 20 consecutive trading days ending on the trading day immediately preceding the closing date. The exchange ratio, as described in (ii) above, based on the 20-day average closing price of Smucker shares through May 18, 2004, will be approximately .3870 of a share of Smucker stock for each share of Multifoods stock (that is, $20/20-day avg. closing price of Smucker shares = $20/$51.68 = .3870).

The number of options you hold to acquire common shares of Multifoods will also be adjusted and converted into the right to acquire Smucker common shares at an adjusted option exercise price. However, the converted options and prices will be based on an exchange ratio equal to $25 in value divided by the average closing price of Smucker common shares for the 20 consecutive trading days ending on the trading day immediately preceding the closing date. The price of each Multifoods option will be divided by the exchange ratio and the number of Multifoods shares it relates to will be multiplied by the exchange ratio to determine the converted amounts. All fractional options will be rounded to the next highest whole number. However, no cash will be received in the conversion. The exchange ratio based on the 20-day average closing price of Smucker shares through May 18, 2004, will be approximately .4837 of an option for Smucker stock for each option for Multifoods stock (that is, $25/20-day avg. closing price of Smucker shares = $25/$51.68 = .4837).

A detailed example of the conversion calculation is attached for your review.

In addition, each of the existing Multifoods stock option plans will be amended effective as of the closing to reflect the change to Smucker shares.

Effective at the closing, all of your unvested option shares will automatically vest and you will be entitled to exercise those options during any open trading window for the remainder of the term of the applicable option so long as you remain an employee of Smucker. You will also have the right to exercise your options following termination of employment with Smucker. The length of such post-termination exercise period will be determined based upon the terms of the applicable stock option agreement and the circumstances of employment termination. However, you will have at least 90 days (or, three months if you hold options under the 1997 Stock-Based Incentive Plan) to exercise your options after employment with Smucker is involuntarily terminated unless that termination is for “cause”, but you may not exercise any option that has expired by its terms. For option holders who are currently retired from Multifoods, the exercise periods for your options will remain the same as they were for your Multifoods options.

Absent notification to the contrary, it is anticipated that the window allowing for the exercise of stock options will open on Wednesday, June 23rd and will remain open through Wednesday, July 20, 2004.

The closing of the window period is consistent with the Smucker Company trading policies of opening the trading window for employees for a period of time after the release of quarterly earnings as well as at the fiscal year end, subject, of course, to any material events which could result in the window not being open during a particular fiscal quarter. We will provide notification each quarter as to when the trading window will open. These trading policies for employees do not restrict a retiree’s ability to exercise options at any time so long as the retiree does not have “inside” information.

Generally, the procedure for you to exercise your stock options will remain the same as it has been in the past with minor modifications. A copy of the revised option exercise form is attached for your use and reference.

Should you have any questions, please contact Sonal Robinson, Manager of Shareholder Relations, at (330) 684-3440, Tim Keenan, Senior Attorney and Assistant Secretary at Multifoods at (952) 594-3314, or me at (330) 684-3315.

Name:

Home Address:                                                                                                                     Work Location:

                                                                                                                    Work Telephone No.:

EXERCISE OF OPTIONS

Pursuant to the provisions of the Stock Option Agreements relating to my stock option grant(s), I hereby exercise my option to purchase the following shares at the option price(s) listed per share:

PAYMENT OF OPTION PRICE (Choose One)

—	Broker-Assisted (Cashless). I elect to pay for the shares so purchased by use of a broker-assisted exercise and have opened or will open a brokerage account for this purpose. (NOTE: You are no longer required to submit payment to the Company prior to your broker selling the shares. The total amount due, including taxes owed, will be communicated by the Company directly to your broker the day after your shares have sold. See page 2 for payment instructions.)

—	Swap. I elect to pay for the shares so purchased by swapping shares previously acquired and held for a period of at least six months. The number of previously acquired shares required will be determined by their fair market value on the exercise date. (NOTE: ESOP, 401(k), or any other benefit plan shares may not be used.)

—	Cash. I elect to pay $ in cash for the shares so purchased and enclose a check made payable to The J. M. Smucker Company in that amount. (NOTE: If you elect to pay cash for an option exercise, the Company requires payment of both the exercise price and your tax liability before any shares will be issued to you. Checks made payable to The J. M. Smucker Company should be delivered to Shawn Dobbins or Tim Keenan.)

PAYMENT OF TAX LIABILITY (Choose One)

—	Broker-Assisted (Cashless). I elect to satisfy my tax-withholding obligation by use of a broker-assisted exercise and understand that the proceeds from my stock option exercise will be reduced by the amount of taxes paid.

—	Share Withholding. I elect to satisfy my tax withholding obligation by having the Company withhold as many of the shares acquired in this exercise as may be necessary for that purpose.

—	Cash. I elect to satisfy in cash my tax-withholding obligation, as computed by the payroll department. I will submit a check made payable to The J. M. Smucker Company in that amount.

I wish to have an amount other than the minimum amount of income taxes withheld from my exercise proceeds. Therefore, please withhold the following additional amounts: FEDERAL                     STATE

I understand that if I choose a broker-assisted (cashless) exercise method for payment of the option price and the tax withholding obligation, I may submit a signed but undated election form to Shawn or Tim prior to the date of exercise. My broker or I will contact Shawn or Tim on the date of exercise to authorize the insertion of that date on the previously signed election form.

I further understand that stock is transferred only after the Company receives payment for the option price and the income tax withholding payments.

Signature

Optionee Signature:                                                                          Exercise Date:

PROCEDURES FOR EXERCISING STOCK OPTIONS

PLEASE EITHER PRINT OR TYPE WHEN COMPLETING THIS FORM.

Regardless of the method you choose to exercise your options, the Notice of Stock Option Exercise Form must be completed, signed, and returned in person, by mail, or faxed to Shawn Dobbins or Tim Keenan in the Minneapolis office. Leave the form undated unless the exact exercise date is known. The date will be filled in for you on the actual exercise date.

An option cannot be exercised until the Company has received your completed Notice of Stock Option Exercise Form and has been notified by your broker of your intent to exercise and to confirm the availability and accuracy of the stock options you are exercising. The broker will provide you with its required forms for your completion and explain the process and associated commission fees typically charged for option exercise transactions.

Once your forms have been completed on your broker’s side, instruct your broker to contact Shawn or Tim to verify your available options and to discuss the procedures for completing the exercise transaction.

Payment Instructions for Broker-Assisted (Cashless) Exercises

All checks are to be made payable to:	THE J. M. SMUCKER COMPANY

Overnight Delivery Instructions:	Attn: Shareholder Relations
One Strawberry Lane
Orrville, OH 44667
Phone: 330-684-3595

Delivery of Shares

In the event you would elect to exercise and hold your shares or perform a swap transaction with Smucker shares you have owned for more than six months, your shares will be electronically transferred (via DWAC) to your broker for the exercised options, minus shares withheld to cover the taxes due. Certificates of Smucker common shares will not be issued.

Withholding Taxes Due on Option Exercise

If you are a resident or citizen of the United States, the taxable value (gain) on this exercise is considered compensation to you in the year in which the option is exercised. The gain will be added to your W-2 form and may be subject to Federal, State, Local, Medicare and Social Security withholding.

If you have any questions relating to the income tax treatment of your option exercise proceeds, please contact Clair Brenna at 952-594-3456 to discuss your specific situation.

EXAMPLE OF MULTIFOODS OPTION CONVERSION INTO

SMUCKER OPTION

Assumptions:

A.	The holder has an outstanding award for 1,000 IMC shares at an exercise price of $15 per share.
B.	The holder has an outstanding award for 2,000 IMC shares at an exercise price of $30 per share.
C.	Assume that the 20 consecutive trading days average for Smucker stock is $51.00.
D.	The option exchange ratio is .4902 ($25 in value divided by the 20 day average price of $51)
E.	Converted Smucker options will be rounded to next highest whole number.

Post Merger Number of Options, Exercise Price, and Aggregate Exercise Price of Each Award

	Converted Options					Converted Price					Aggregate Exercise Price

	Multifoods Option		Exchange Ratio		Smucker Options	Multifoods Price		Exchange Ratio		Smucker Price	Aggregate IMC Exercise Price	Aggregate Smk Exercise Price*
A	1,000	x	0.4902	=	491	$15.00	/	0.4902	=	$30.60	$15,000	$15,025

B	2,000	x	0.4902	=	981	$30.00	/	0.4902	=	$61.20	$60,000	$60,037

*	Aggregate exercise price for converted Smucker options is slightly higher due to rounding of number of converted Smucker options to next highest whole number.

Forward-Looking Statements

This document contains certain forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially. Uncertainties that could affect actual results include, but are not limited to, approval of the transaction by the shareholders of the Company and Multifoods, timing of the closing of the proposed merger, the ability of the Company to successfully obtain any required financing and other factors affecting share prices and capital markets generally. Other risks and uncertainties that may materially affect the Company are detailed from time to time in the respective reports filed by the Company with the Securities and Exchange Commission (“SEC”), including Forms 10-Q, 10-K, and 8-K.

Securities Law Legends

The J. M. Smucker Company has filed with the SEC a joint proxy statement-prospectus and other relevant documents concerning the proposed merger transaction. Investors are urged to read the joint proxy statement-prospectus and other relevant documents filed with the SEC because they contain important information about the proposed transaction. Investors will be able to obtain free copies of the documents filed with the Commission at the website maintained by the SEC at www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC by The J. M. Smucker Company by requesting them in writing from The J. M. Smucker Company, One Strawberry Lane, Orrville, Ohio 44667, Attention: Shareholder Relations, or by telephone at 330-682-3000.